UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):  [  ] Form 10-k  [ ] Form 20-F  [ ] Form 11-k  [ ] Form 10-Q [X ] Form 10-QD[ ]Form N-SAR

For Period Ended:  December 31, 2007

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on From 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on From 10-Q

[ ]  Transition Report on From N-SAR

For the Transition Period Ended:________________

PART I REGISTRANT INFORMATION

Full Name of Registrant:  iBroadband, Inc.

Former Name if Applicable:

Address of Principal Executive Office:  14286 Gillis Rd.

City, State and Zip Code: Farmers Branch, TX 75244

Part II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

The Company is unable to file its Current Report Form 10-QSB for the period ended December 31, 2007 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

  Matthew Hutchins  (972) 458-0909

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ ] Yes  [ X ] No

The Company has not filed its 10-KSB for the year ended September 30, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ ] Yes  [X] No

Name of Registrant as Specified in Charter:  iBroadband, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2008

By: /s/ Matthew Hutchins

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Title:  President/CEO